UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

LANDS’ END, INC.

(Name of Subject Company (issuer))

LEWHP, LLC
(Offeror)

an indirect wholly-owned subsidiary of

WH TOPCO, L.P. (d/b/a WHP GLOBAL)
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.01 par value per share

(Title of Class of Securities)

51509F105

(CUSIP Number of Class of Securities)

Yehuda Shmidman

Chairman and Chief Executive Officer

WHP TOPCO, L.P. (d/b/a WHP Global)

530 Fifth Avenue, 12th Floor New York, New York 10036

Telephone: (646) 518-8495
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Leia Pearl Andrew

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 26, 2026 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer (the “Offer”) by LEWHP, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned indirect subsidiary of WH Topco, L.P. (“WHP Global”), a Delaware limited partnership, to purchase up to 2,222,222 of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Lands’ End, Inc., a Delaware corporation (the “Company”), in exchange for $45.00 per share in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

The Depositary has advised Purchaser and WHP Global that, as of 5:00 p.m., Eastern time, on March 17, 2026, the last business day prior to the announcement of the extension of the Offer discussed below, 17,113,589 Shares had been validly tendered (and not validly withdrawn) pursuant to the Offer.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The Offer was scheduled to expire at one minute past 11:59 p.m., Eastern Time, on March 26, 2026. The Expiration Time of the Offer is extended until 7:00 a.m., Eastern Time, on March 31, 2026, unless further extended. Pursuant to the terms of the Purchase Agreement (as defined in the Offer to Purchase), the Company has approved in writing this extension. All references regarding the scheduled expiration of the Offer and the “Expiration Time” being “one minute past 11:59 p.m., Eastern Time, on March 26, 2026” set forth in the Schedule TO, Offer to Purchase, Form of Letter of Transmittal, Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended and replaced with “7:00 a.m., Eastern Time, on March 31, 2026.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the first sentence of the fourth paragraph of the cover of the Offer to Purchase in its entirety.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the sixth paragraph of the cover of the Offer to Purchase in its entirety.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the second sentence of the paragraph under the subheading “If you prorate, when will I know how many Shares will actually be purchased?” in its entirety.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the subheading “If you do not close the Transactions, will you nevertheless close the Offer?” and subsequent paragraph in their entirety and replacing them with the following:

“If the MIPA Compliance Condition is not satisfied prior to the Expiration Time, will you nevertheless waive such condition and close the Offer?

•	No.

If you do not close the Offer, will you nevertheless close the Transactions?

•	No.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the first bullet under the subheading “What are the most significant conditions to the Offer?” in its entirety.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the first sentence of the penultimate paragraph under the heading “Introduction” in its entirety.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the final sentence of the third paragraph under the heading Section 1 — “Terms of the Offer; Proration” in its entirety.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the first sentence of the first paragraph under the heading Section 2 — “Acceptance for Payment and Payment for Shares” in its entirety and replacing it with the following (for clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~):

“Subject to the terms of the Offer, including ~~and the Purchase Agreement and subject to~~ the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” ~~including the condition that we substantially concurrently close the Transactions,~~ we will accept for payment up to 2,222,222 Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the ~~scheduled~~ Expiration Time ~~(which will not be more than three business days after the Expiration Time)~~ (the date and time of acceptance for payment, the “Acceptance Time”).”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting paragraph (iv) under the heading Section 15 — “Conditions of the Offer” in its entirety and replacing it with the following (for clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~):

“(iv) Sellers have not complied with ~~n~~or performed in all material respects their obligations required to be complied with or performed by them pursuant to the Purchase Agreement at or prior to the closing of the Transactions~~, and is not in compliance with all such obligations as of, such time that Purchaser accepts for payment and pays for any Shares validly tendered in the Offer~~ (the “MIPA Compliance Condition”);”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting paragraph (ix) under the heading Section 15 — “Conditions of the Offer” in its entirety and replace “; and” with “.” at the end of the immediately preceding bullet.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the penultimate paragraph under the heading Section 15 — “Conditions of the Offer” in its entirety and replacing it with the following (for clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~):

“The foregoing conditions are for the sole benefit of WHP Global and Purchaser and, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, may be waived by WHP Global and Purchaser, in whole or in part at any time and from time to time prior to the Expiration Time, in their sole discretion. ~~The failure by WHP Global, Purchaser or any other affiliate of WHP Global at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.~~”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2026	LEWHP, LLC

/s/ Yehuda Shmidman
	Name:	Yehuda Shmidman
	Title:	Chief Executive Officer

WH TOPCO, L.P.

/s/ Yehuda Shmidman
	Name:	Yehuda Shmidman
	Title:	Chief Executive Officer